BRF S.A.
A Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

São Paulo, August 14 2014 – The Board of Directors announces that the Global CEO, Claudio Galeazzi, given the good moment of the Company and having concluded the initial stage of transformation, has manifested his interest in anticipating his succession process as initially planned and expected. Claudio Galeazzi will remain as Global CEO until December 31 2014, contributing with the Board of Directors in the succession process.

São Paulo, August 14, 2014.

Abilio Diniz
President of the Board of Directors